3-1-2004

CM

SEC 04002145 OMMISSION
49

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
FEB 18 2004

SEC FILE NUMBER
8-26037

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 AND ENDING 12/31/2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harvest Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Gateway Center, 17th Floor West
(No. and Street)

Pittsburgh, PA 15222
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony C. Hladek 412-391-1466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Damratoski & Company PC
(Name – *if individual, state last, first, middle name*)

1195 Washington Pike, Suite 350 Bridgeville PA 15017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony C. Hladek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____________________, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notarial Seal
Judith Shifrin, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Dec. 5, 2006
Member, Pennsylvania Association Of Notaries

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harvest Financial Corporation

Financial Statements
and Additional Information

Years Ended
December 31, 2003 and 2002

Harvest Financial Corporation

Financial Statements
and Additional Information

Years Ended
December 31, 2003 and 2002

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report

Board of Directors and Stockholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

We have audited the accompanying balance sheets of Harvest Financial Corporation (Company) as of December 31, 2003 and 2002 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harvest Financial Corporation as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

In accordance with the filing requirements of Securities and Exchange Commission Rule 17a-5(d)(1), we have also issued a report dated January 28, 2004, on our consideration of Harvest Financial Corporation's internal control structure to the extent considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission.

Damratoski & Company PC

Damratoski & Company PC
Certified Public Accountants

January 28, 2004

Financial Statements

Harvest Financial Corporation

Balance Sheets

	December 31 2003	December 31 2002
Assets		
Current Assets:		
Cash (Note C)	$ 133,369	$ 61,551
Accounts receivable (Note B)	25,868	35,289
Refundable income taxes (Notes B and G)	606	2,091
Prepaid expenses	16,867	17,297
Clearing deposit (Note B)	50,012	50,233
Deferred tax asset (Notes B and G)	8,000	8,200
Total Current Assets	234,722	174,661
Improvements (Notes B and I):		
Leasehold improvements	9,783	9,783
Less accumulated depreciation	7,253	5,296
	2,530	4,487
Investment	3,300	3,300
	$ 240,552	$ 182,448

See Notes to Financial Statements.

	December 31	
	2003	2002
Liabilities and Stockholders' Equity		
Current Liabilities:		
Commissions payable	$ 119,685	$ 65,014
Accounts payable (Note J)	-	25,000
Accrued payroll and related withholdings	1,882	2,905
Accrued expenses	21,219	13,247
Income taxes payable (Notes B and G)	256	-
Due to related entity	20,117	-
Total Current Liabilities	163,159	106,166
Stockholders' Equity:		
Common stock, no par or stated value; 150,000 shares authorized, 100,000 shares issued, 82,500 outstanding	71,311	71,311
Additional paid-in capital	18,731	18,731
Retained earnings	2,443	1,332
	92,485	91,374
Less treasury stock - 17,500 shares at cost	15,092	15,092
	77,393	76,282
	$ 240,552	$ 182,448

Harvest Financial Corporation

Statements of Operations

	Year Ended December 31	
	2003	2002
Revenues:		
Commission revenues	$ 1,759,058	$ 2,071,754
Other revenues	18,749	23,455
Gain on sale of fixed assets	-	982
Interest income	204	703
	1,778,011	2,096,894
Operating Expenses:		
Selling expenses	1,178,672	1,442,990
General and administrative expenses	595,771	702,376
Depreciation and amortization	1,957	11,775
	1,776,400	2,157,141
Net Earnings (Loss) Before Income Taxes	1,611	(60,247)
Income Taxes	500	(8,500)
Net Earnings (Loss)	$ 1,111	$ (51,747)

See Notes to Financial Statements.

Harvest Financial Corporation

Statements of Changes
in Stockholders' Equity

	Treasury Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2002	$ (15,092)	$ 71,311	$ 18,731	$ 53,079	$ 128,029
Net Loss	-	-	-	(51,747)	(51,747)
Balance, December 31, 2002	(15,092)	71,311	18,731	1,332	76,282
Net Earnings	-	-	-	1,111	1,111
Balance, December 31, 2003	$ (15,092)	$ 71,311	$ 18,731	$ 2,443	$ 77,393

See Notes to Financial Statements.

Harvest Financial Corporation

Statements of Cash Flows

	Year Ended December 31	
	2003	2002
Increase (Decrease) in Cash and Cash Equivalents:		
Cash flows from operating activities:		
Net earnings (loss)	$ 1,111	$ (51,747)
Adjustments to reconcile net earnings (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization	1,957	11,775
Gain on sale of fixed assets	-	(982)
Deferred income taxes	200	(6,000)
(Increase) decrease in:		
Accounts receivable	9,421	(17,942)
Refundable income taxes	1,485	10,525
Prepaid expenses	430	10,504
Clearing deposit	221	(164)
(Increase) decrease in:		
Commissions payable	54,671	(94,307)
Accounts payable	(25,000)	24,874
Accrued payroll and related withholdings	(1,023)	(1,671)
Accrued expenses	7,972	8,747
Income taxes payable	256	-
Net cash provided (used) by operating activities	51,701	(106,388)
Cash flows from investing activities:		
Proceeds from sale of fixed assets	-	34,147
Net cash provided by investing activities	-	34,147

See Notes to Financial Statements.

	Year Ended December 31	
	2003	2002
Increase (Decrease) in Cash and Cash Equivalents (Continued):		
Cash flows from financing activities:		
Advance from related entity	$ 20,117	$ -
Net cash provided by financing activities	20,117	-
Net Increase (Decrease) in Cash and Cash Equivalents	71,818	(72,241)
Cash and Cash Equivalents, beginning of year	61,551	133,792
Cash and Cash Equivalents, end of year	$ 133,369	$ 61,551

Harvest Financial Corporation

Notes to Financial Statements

Years Ended
December 31, 2003 and 2002

A. Organization

Harvest Financial Corporation (Company) was organized on March 13, 1981 and incorporated under the laws of Pennsylvania. The Company is a full-service brokerage and investment management firm headquartered in Pittsburgh, Pennsylvania. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corporation (SIPC).

B. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting. These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred.

Fully Disclosed Basis. The Company is associated with Mesirow Financial, Inc. (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $50,000 upon which the Clearing Broker pays interest at prevailing rates.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivable. The Company considers all accounts receivable to be collectible; accordingly, no allowance for doubtful accounts has been established. If accounts become uncollectible they will be charged to operations when that determination is made.

Cash Equivalents. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Capitalization and Amortization. Improvements are recorded at acquisition cost and amortized over the estimated useful lives of the related assets using the straight-line method for financial and tax reporting.

B. Summary of Significant Accounting Policies (Continued)

Income Taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for operating losses and charitable contribution carryforwards that are available to offset future taxable income.

C. Concentration of Credit Risk

The Company maintains their cash in bank deposit accounts at a high quality financial institution. The balances, at times, may exceed federally insured limits. At December 31, 2003, the Company exceeded the insured limit by approximately $7,000.

D. Net Capital Requirements

The Company is subject to the net capital rule of the Securities and Exchange Commission, Rule 15c3-1 (Rule). Under the computation, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and not to permit its aggregate indebtedness to exceed 1,500% of its net capital, as those terms are defined in the Rule. At December 31, 2003 and 2002, the Company had net capital of $41,129 and $42,765, respectively, and a net capital ratio (aggregate indebtedness divided by net capital) of 3.97 to 1 and 2.48 to 1, respectively.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2003 and 2002, there were no material differences.

E. Regulatory Filings

The Statement of Financial Condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington D.C. and Regional Office of the Commission.

F. Pension Plan

The Company has a defined contribution pension plan which covers all of its employees. Total pension expense amounted to $521 and $3,120 for the years ended December 31, 2003 and 2002, respectively.

G. Income Taxes

In accordance with the provisions of Financial Accounting Standards No. 109 (SFAS No. 109), *Accounting for Income Taxes* , the Company accounts for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

The asset and liability as computed for these financial statements assumes that the current tax rates and regulations will be in effect for the year the temporary differences reverse. Accordingly, adjustments to the asset will be necessary in the future should the tax laws change.

For state income tax purposes, the Company has a net operating loss carryforward at December 31, 2003 and 2002 of approximately $51,000 and $53,000, respectively, that may be offset against future taxable income. The Company estimates that the entire amount of this net operating loss carryforward will be utilized prior to expiration in 2012. At December 31, 2003 and 2002, a deferred asset of $5,100 and $5,300, respectively, has been recognized.

In addition, at December 31, 2003 and 2002, a deferred tax asset of $2,900, has been recognized for taxable temporary differences related to a contribution carryover.

The provision for income taxes in the statements of operations consists of the following components:

	2003	2002
Currently due (refundable):		
Federal	$ 300	$ (2,500)
Deferred taxes:		
Federal	-	(5,800)
State	200	-
Tax benefit of net operating loss carryforward	-	(200)
	$ 500	$ (8,500)

H. Lease Commitments

The Company leases furniture and office equipment from various entities owned by certain shareholders of the Company, under five operating leases. The first lease, which was entered into in June 1998, provides for monthly payments of $2,711 and expired in June 2003. The second lease, which was entered into in August 1999, provides for monthly payments of $1,094 and expires in July 2004. The third lease, which was entered into in March 2000, provides for monthly payments of $1,233 and expired in February 2003. The fourth lease, which was entered into in November 2002, provides for monthly payments of $2,279 and expires October 2005. The fifth lease, which was entered into June 2003, provides for monthly payments of $708 and expires May 2006.

Future obligations under these leases are as follows:

Year ending December 31	
2004	$ 29,828
2005	19,893
2006	3,541
	$ 53,262

In addition, the Company leases office space (4,356 square feet) under a non-cancellable operating lease, beginning on June 1, 1998 and expiring May 31, 2006 (with a 5 year extension option) which provides for monthly lease payments of $6,366 through November 2003 and increasing to $6,548 for the remainder of the term. A first amendment to this lease was signed in January 2000, which expanded the square footage of leased space by 845 square feet. This lease amendment, which was terminated in January 2002, provided for monthly lease payments of $1,343.

For the years ended December 31, 2003 and 2002, rent expense under this lease amounted to $70,255 and $76,392, respectively. The lease also provides for payments of additional rent based on expenses and taxes incurred by the landlord in excess of the amount paid in the base year. In addition, the Company was reimbursed $11,682 and $10,688 for the years ended December 31, 2003 and 2002, respectively, by DiBiase & Ruscetti Associates, Inc., a corporation owned by two shareholders of the Company, for the use of its office space.

H. Lease Commitments (Continued)

The future minimum lease payments are as follows:

Year ending December 31		
2004	$	78,576
2005		78,576
2006		32,740
	$	189,892

Finally, the Company leases certain office equipment under operating leases which are renewed on an annual basis. Total rent expense under these leases amounted to $6,864 for the year ended December 31, 2003.

I. Related Party Transactions

As described in Note H, the Company leased furniture and office equipment from various entities owned by certain shareholders of the Company. Payments to these related parties under monthly equipment leases amounted to $49,011 and $65,014 in 2003 and 2002, respectively.

In addition, the Company sold commissions receivable to DiBiase & Ruscetti Associates, Inc., a corporation owned by two shareholders of the Company, which amounted to $20,592 and $27,473 in 2003 and 2002, respectively.

In November 2002, the Company sold its remaining furniture and equipment to DiBiase & Ruscetti Associates, Inc., for $34,147. As described in Note H, the Company has entered into an agreement to lease back this furniture and equipment.

J. Commitments and Contingencies

The investigation by the Securities and Exchange Commission, related to the activities of a former employee of the Company, has resulted in an Amended Order Instituting Cease-And-Desist Proceeding pursuant to Section 21C of the Securities Exchange Act of 1934 as to the Company, and Order Making Findings and Imposing Remedial Sanctions and Cease-and-Desist Order, dated January 24, 2003, in Administrative proceeding file number 3-10739. The matter has been resolved with the SEC by settlement, resulting in the Order referenced above.

J. Commitments and Contingencies (Continued)

The terms of the Order include that the Company shall, within 30 days of the entry of the Order, pay a civil money penalty in the amount of $25,000 to the United States Treasury. As of December 31, 2002, this amount has been accrued in accounts payable on the balance sheet. In addition, the Company is obliged to retain the services of an independent consultant to conduct a comprehensive review of the Company's supervisory, compliance and other policies and procedures designed to prevent and detect federal securities laws violations of the nature involved in this matter, and to recommend policies and procedures that address the deficiencies identified therein, and an effective system for implementing such policies and procedures and maintaining records that evidence compliance with such policies and procedures. The Company is in the process of complying with the Order.

As a result of the SEC investigation and settlement, the Company is involved in various legal actions with individual clients. After taking into consideration legal counsel's evaluation of such actions, management is of the option that their outcome will not have a material adverse effect on the Company's financial statements.

Additional Information

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors and Shareholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

We have audited the accompanying financial statements of Harvest Financial Corporation as of and for the years ended December 31, 2003 and 2002, and have issued our report thereon dated January 28, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Damratoski & Company PC

Damratoski & Company PC
Certified Public Accountants

January 28, 2004

Harvest Financial Corporation

Computations of Net Capital and
Aggregate Indebtedness

	Year Ended December 31	
	2003	2002
Net Capital:		
Total stockholders' equity	$ 77,393	$ 76,282
Deductions:		
Prepaid expenses	16,867	17,297
Receivables from brokers or dealers	12	233
Mutual fund and variable annuity receivables over 30 days	5,555	-
Deferred tax assets	8,000	8,200
Furniture, equipment and improvements	2,530	4,487
Investments	3,300	3,300
Total non-allowable assets	36,264	33,517
Net Capital	41,129	42,765
Capital Requirements	10,877	7,078
Net Capital in Excess of Minimum Requirements	$ 30,252	$ 35,687
Aggregate Indebtedness	$ 163,159	$ 106,166
Ratio of Aggregate Indebtedness to Net Capital	3.97	2.48

See Independent Auditor's Report.

	Year Ended December 31	
	2003	2002
Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:		
Net Capital Per Audit Report	$ 41,129	$ 42,765
Audit Adjustments:		
Current year tax provision	300	(2,500)
Deferred tax provision	200	(6,000)
Prepaid expenses	10,000	-
Other adjustments	(799)	(368)
	9,701	(8,868)
Changes to Non-Allowable Assets:		
Deferred tax asset	(200)	200
Prepaid expenses	(10,000)	-
Other adjustments	-	81
	(10,200)	281
Net Capital Per Broker/Dealer's Unaudited Part II	$ 40,630	$ 34,178

Harvest Financial Corporation

Statement of Exemption from Sec Rule 15c3-3(k)(2)(ii)

Harvest Financial Corporation is a non-clearing (fully disclosed) broker-dealer and does not carry customers' accounts on its book and is therefore claiming exemption from the reserve requirements as stated in SEC Rule 15c3-3(k)(2)(ii).

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report on Internal Control Structure Required by SEC 17a-5

Board of Directors and Shareholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements and additional information of Harvest Financial Corporation (Company) for the years ended December 31, 2003 and 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Damratoski & Company PC
Certified Public Accountants

January 28, 2004